Filed by Einride AB
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III
Commission File No.: 001-41945

The following investor presentation was made available on March 19, 2026.

The n e xt s t ep in t he e v olution of r oad f r eight. EINRIDE 2026 AUSTIN, TX

Disclaimer (1/3)

Disclaimers and Other Important Information

This presentation, including any accompanying oral presentation (this "Presentation"), has been prepared solely for informational purposes in connection with a potential business combination (the "Proposed Business Combination") between Legato Merger Corp. III, a special purpose acquisition company ("Legato"), and Einride AB (the "Company" or "Einride" and, together with Legato, the "Parties"). By accepting receipt of this Presentation, the recipient will be deemed to have agreed to the obligations and restrictions set out below.

This Presentation should not be construed as a prospectus or offering document and you should not rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. This Presentation shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities.

The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, not cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

No representations or warranties, express or implied, are given in, or in respect of, this Presentation. This Presentation is subject to updating, completion, revision, verification and further amendment. None of the Parties or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation or determined if this Presentation is truthful, accurate or complete, and it is an offense to claim otherwise. The Parties undertake no obligation to recipients of this Presentation to update any information contained herein, or to advise such recipients upon becoming aware that any information contained herein is not accurate.

None of Einride, Legato or any of their respective subsidiaries, equityholders, affiliates, representatives, partners, members, directors, officers, employees, advisors or agents (collectively, "Representatives") makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein or any other written, oral or other communications transmitted or otherwise made available to the recipient in the course of its evaluation of the Proposed Business Combination, and nothing contained herein shall be relied upon as a promise or representation whether as to the past or future performance. None of the Parties nor any of their Representatives shall be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its accuracy or sufficiency, its omissions, its errors, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, the information contained herein does not purport to contain all of the information that may be required to evaluate the Proposed Business Combination. The information contained in this Presentation is provided as of the date hereof and may change, and none of the Parties nor any of their Representatives undertakes any obligation to update such information, including in the event that such information becomes inaccurate or incomplete. The general explanations included in this Presentation cannot address, nor is intended to address, your specific investment objectives, financial situations or financial needs.

Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with any Party or their respective Representatives, as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Parties and the Proposed Business Combination. Recipients of this Presentation should read the definitive documents for Proposed Business Combination and make their own evaluation of the Parties and the Proposed Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Any decision to rely on the information contained in this Presentation is the sole responsibility of the Recipient and neither Party will be responsible for any loss incurred by the Recipient as a result of any actions taken by the Recipient relying upon the information herein.

Disclaimer (2/3)

Forward-Looking Statements

This Presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the Proposed Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the addressable market for Einride's solutions and services, the competitive and regulatory landscape for Einride's solutions and services, plans and use of proceeds, objectives of management for future operations of the Company, the upside potential and opportunity for investors, Einride's growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of Legato's public shareholders, and the Company's expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of Legato or Einride, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company's business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the Proposed Business Combination; (7) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company's solutions and services and the Company's international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride's solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride's solutions; (14) the termination or suspension of any of Einride's contracts or the reduction in counterparty spending; (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and (16) those risk factors discussed in documents of the Company, or Legato filed, or to be filed, with the U.S. Securities and Exchange Commission (the "SEC").

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section in the final prospectus of Legato dated as of February 5, 2024 and filed by Legato with the SEC on February 6, 2024, Legato's Quarterly Reports on Form 10-Q, Legato's Annual Report on Form 10-K and the registration statement on Form F-4 and proxy statement/prospectus that will be filed by the Company, and other documents filed or to be filed by Legato and Einride from time to time with the SEC, as well as the list of risk factors included in the Appendix hereto. These filings and the Appendix do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Legato or the Company presently know or that Legato and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their Representatives assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of its Representatives gives any assurance that any of Legato or the Company will achieve its expectations. The inclusion of any statement in this Presentation does not constitute an admission by Legato, the Company or any other person that the events or circumstances described in such statement are material.

Disclaimer (3/3)

Industry and Market Data

This Presentation has been prepared by the Parties and their Representatives and includes market data and other statistical information from third-party industry publications and sources as well as from research reports prepared for other purposes and from filings of public companies in the freight industry. Although the Parties believe these third-party sources are reliable as of their respective dates, none of the Parties or any of their respective Representatives has independently verified the accuracy or completeness at this information and cannot assure you of the data's accuracy or completeness. Some data are also based on the Parties' good faith estimates, which are derived from both internal sources and the third-party sources. None of the Parties or their Representatives make any representation or warranty with respect to the accuracy of such information. The Parties and their respective Representatives expressly disclaim any responsibility or liability for any damages or losses in connection with the use of such information herein. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement, prospectus, proxy statement or other report or document to be filed or furnished by Legato or the Company, or any other report or document to be filed by the combined company following completion of the Proposed Business Combination with the SEC.

Trademarks and Intellectual Property

All trademarks, service marks, and trade names of any party or their respective affiliates used herein are trademarks, service marks, or registered trade names of such party or its respective affiliate, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of the respective owners, and their use is not alone intended to, and does not alone imply, a relationship with any party, or an endorsement or sponsorship by or of any party. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that any party or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names.

Additional Information and Where to Find It

In connection with the Proposed Business Combination, Einride intends to file a registration statement on Form F-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Legato shareholders. Legato and Einride will also file other documents regarding the Proposed Business Combination with the SEC.

Before making any voting or investment decision, investors, shareholders and other interested persons of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with Proposed Business Combination carefully and in their entirety as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato and Einride through the website maintained by the SEC at www.sec.gov.

The documents filed by Legato and the Company with the SEC also may be obtained free of charge, once available, on the SEC's website at www.sec.gov or by directing a request to: Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in Solicitation

Legato, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Legato's shareholders in connection with the Proposed Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Proposed Business Combination and their ownership of Legato's securities are, or will be, contained in Legato's filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Legato's shareholders in connection with the Proposed Business Combination, including the names and interests of the Company's directors and executive officers, will be set forth in the proxy statement/prospectus on Form F-4 for the Proposed Business Combination, which is expected to be filed by the Einride with the SEC. You may obtain free copies of these documents as described in the preceding paragraph

Chief E x ecuti v e Officer Chief T echnology Officer Chief Financial Officer Wi t h y ou t od a y

A genda f or t od a y W e will ans w er 3 k e y questions: 1. WH A T WE DO 2. H O W IT W OR K S 3 . H O W WE C APTURE V ALUE

What we do

A platform company driving the transition to autonomous, electric and AI-optimized freight for some of the world's largest shippers

Global presence with strong customer and contract base

Geographical footprint

Live in operations | Go-live 2026

7
Countries


USA
Europe
UAE

Key stats

Financial

$92M
ARR in signed customer contracts(1)

$49M
Run rate operational ARR(2)

$800M+
JBPs(3)
Potential Long-term ARR

Operational

460k+
Executed Shipments(4)

3,300+
Driverless Hours in Contracted Customer Ops(6)

14.9M+
Electric Miles Driven(5)

Select customers

GE Appliances, Carlsberg, DP World, Mars, Heineken, Oatly, Lidl, Stora Enso, Philips, PepsiCo

30+
Customers

Select investors

EQT, Capital Group, Northzone, IonQ, Mitsubishi, Ericsson

$637M
Capital Raised to Date(7)

Note: Data as of February 2026 unless otherwise noted. (1) Represents USD-equivalent ARR expected from signed customer contracts as of February 2026. This amount is subject to certain conditions, termination rights and management assumptions. Actual ARR from Einride's signed customer contracts may vary materially from the amount set forth in this presentation. (2) Adjusted annualized monthly average Q4'25 USD-equivalent revenue from operational customer contracts, based on unaudited financial performance. (3) Joint Business Plans ("JBP") are non-binding roadmaps jointly developed with Einride's customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of ETs and cab-less ATs in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portions of the JBPs. JBPs do not obligate Einride's customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this presentation (4) Data as of 31/12/2025, since 2020 (5) Data as of 31/12/2025, since 2020 (6) Between January 2024 and December 2025 (7) As of February 2026. Includes $113M in PIPE capital and $300M+ of private financings previously raised. Further includes approximately $100M in cross-over financing raised in 2025 from existing and new institutional investors in connection with the SPAC transaction, a share of which relates to subordinated convertible debt which has been or is expected to be converted into equity

The heavy-duty road freight industry requires transformative improvements

Problem



Inefficient use of assets
Truck utilization rates stand at a mere 11% within the U.S.[1]



Labor cost inflation
3.6m driver shortage creates inflationary pressure on labor costs



High fuel costs
Trucking industry faces higher OpEx due to diesel fuel costs

>4 trillion dollar
global market is highly fragmented with **90% of existing fleets smaller than 10 trucks** – hence limited ability to transform

Einride Solution


Electrification potential
35% of all sites can be electrified
768 t of CO_2e can be saved every year
Electrification details
About analysis

AI-optimized planning
Reduced TCO and operational excellence

+



Autonomous
Driver-out by design to reduce labor costs and increase capacity

+


einride

Electric
Smart energy management and charge planning reduces fuel costs

A Turnkey Solution by einride

1. Utilization as a function of fill rate, dead head and operating hours, asset up-time
Source: Statista, Freightwaves, IRU, NREL, Supply Chain Drive, Federal Highway Administration, McKinsey, IEA World Energy Outlook 2025

Einride's plat f orm app r oach add r esses all k e y cost dri v ers, deli v ering superior cost leadership and r eliability + + A sset cost Baseline cost Einride cost Labor cost Ene r gy cost Illust r ati v e only – numbers subject t o specific ope r ating conditions

Cost and operational efficiencies create a flywheel effect of customer value



Cost and operational benefits visible to customers

Customer onboarding or expansion

Acquisition of customer data for unique planning advantage

Ongoing operations of electric/AV fleet & charging

Saga AI

AI optimization of customer fleet

Deployment of electric trucks, charging infra, autonomous technologies

Transformation of routes to electric / autonomous

Cost reduction, utilization increase, and operational efficiency

Serving shippers the Einride way reinforces competitive advantages

I. End-to-end platform offering
Shipper-centric approach, long-term contracts secure lock-in effects for recurring revenues

II. Unique data advantage for logistics AI
Proprietary data nexus and novel fleet data collection enable ever-improving cost and operational efficiencies through logistics AI

III. Autonomy-native operations
Go-to-market platform and operational expertise in targeted domains enables earliest possible transition to autonomous today

Einride continues to show substantial momentum

	Einride Mid-2025[1]	Einride Today
ARR in signed customer contracts (o/w Run-rate operational)	$65M ($45M)	$92M ($49M)
Number of customers (o/w Autonomous)	26 (2)	30 (6)
Electric miles driven	11.5M+	14.9M+
Executed shipments	350,000+	460,000+
CO2e abated	20M kg+	26M kg+
OEMs & vehicles in fleet	6 & 185	7 & 216
Driverless Hours	1,700+	3,300+

Recent catalysts

1 Accelerating commercial momentum, including partnering with major new customer

2 Continued expansion of autonomous deployments and contracts, including dual-use applications

3 Oversubscribed PIPE of $113m now signed, providing firepower for near-term expansion

Notes: Data as of December 2025, customer count and ARR in signed customer contracts as of February 2026, unless otherwise noted. (1) Financial and Operational information as of June & July 2025, as per announcements and disclosures made in November 2025 in relation to proposed Business Combination

H o w it w orks The technology behind t he success

End-to-end technology solution for cost-optimizing road freight, globally

Einride platform offering

1 Autonomous Driving Stack



AD Software



Safety Case



Autonomous Trucks

2 Logistics Optimization with Saga AI



Transport Planner



Charge Planner



Control Tower

Enabling Technologies & Infrastructure[1]



Sensors and Compute



Data Collection Infrastructure



Data Processing for Deep Learning



Electric Trucks for Data Collection



Electric Trucks for Freight Service



Charging Infrastructure



Connectivity Infrastructure

1. Hardware is predominantly sourced from diverse global base of strategic suppliers

1 I Einride's autonomous ML stack covers end-to-end AD functionalities


High-Level AD Software Architecture
GNSS RTK
Vehicle motion sensors
Lidar
Camera
Radar
Secondary rule-based
Primary E2E ML1
Einride Autonomous Truck
50
Pedestrian ahead, slowing down

Einride Autonomous' ML Approach

E2E Machine Learning all the way	Large foundational models	Monitored & interpreted output	Commercially deployable & safe

1. Currently under development

2 I Cost-efficient, reliable electric freight Powered by Einrides unique data nexus

Einride's unique data nexus



Driver Data
Vehicle Data
Shipment Data
Charger Data

ML models and Planning AI algorithms



Electrification potential
35% of all sites can be electrified
768 t of CO_2e can be saved every year
Electrification details
About analysis

Digital Freight Platform
Unlocking the potential of AI for customers

Electric Vehicle Route Planner (eVRP)	Shipment Selection
Energy Consumption	Energy Supply
Battery State of Health	Driver Performance
Cost & Pricing	Emissions

Digital products & services

Dual-use Products

- Einride Vessel Agnostic Autonomous Drive Stack
- Einride Control Tower
- Einride Transport Suite
- Einride Charge Suite

← Managed by Einride → ← Customer products →

H o w w e captu r e v alue Co r e business models of FCaaS and T echnology Licensing p r o vide stick y ARR and enormous long tail of g r o w t h oppo r tunity

Einride builds long-term demand through deep customer analysis and roadmaps, to then execute tailored deployment models

Potential ARR in Joint Business Plans per vertical[1]

($m)



360+
Logistics
280+
Consumer Goods
90+
Retail
70+
Industrials
800+
Total

Illustrative Joint Business Plans from strategic analysis to impact



1) Develop a holistic view

2) Create a long term plan

3) Execute on transformation

Part of transformation

Electrified network

Note: (1) JBPs are non-binding roadmaps jointly developed with Einride's customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of Electric trucks and Autonomous Trucks in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portions of the JBPs. JBPs do not obligate Einride's customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this presentation

Einride's licensed vehicles are deployed in four different settings

1 Freight-Capacity-as-a-Service

Einride handles everything, from financing electric trucks to sourcing drivers



Electric trucks

Similar to electric trucks, but with an autonomous truck, leveraging Einride's own AD stack



Autonomous Trucks

2 Technology licensing

Third parties own and operate the vehicles; Einride supplies Saga AI



Saga AI licensing

Einride licenses its AD stack to outside buyers (OEMs, defense, etc.)



ADS licensing

Note: The actual deployment split between the different settings may vary materially from those expectations set forth in this presentation. The information is presented for illustrative purposes only and may not reflect the actual performance or results in a given period or at all. Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or these results or performance will be achieved.

1 I FCaaS: Einride's primary contracting model for freight deployment


VERTICAL ZONELINE
FRONT/DEVANT/FRENTE
STOP
Shipped
Autonomously
MAX. CLAMP PRESSURE = 1700 lbs.

Contract structure
Fixed take-or-pay and variable rate for additional capacity utilized

Revenue
License fee per shift / tonne / shipment and Various ancillary fees

Service
End-to-End service (planning, sourcing, deployment, etc) and Joint Business Plans

Expected contract duration
~5.0 Years

1 I FCaaS: Increased utilization is expected to drive higher revenue and improved contribution margins

Electric truck FCaaS potential revenue per vehicle ($k) and contribution margin (%) development



Est. unit ARR, $k
295-335
330-370
380-420
Short-term
Medium-term
Long-term
Est. contr. Margin, %
20-25%
25-30%
30-35%

Note: The target operational information is presented for illustrative purposes only and may not reflect the actual performance or results in a given period or at all. Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or these results or performance will be achieved. Actual fleet sizes, ARR, and contribution margins may vary materially from what is set forth in this presentation.

1 I FCaaS: Unit economics improve significantly as autonomous FCaaS capabilities scale

Autonomous Truck FCaaS potential revenue per vehicle ($k) and contribution margin (%) development


Est. unit ARR, $k
295-335
160-200
130-170
Short-term
Medium-term
Long-term
Est. contr. Margin, %
20-25%
55-65%
70-80%

Note: The target operational information is presented for illustrative purposes only and may not reflect the actual performance or results in a given period or at all. Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or these results or performance will be achieved. Actual fleet sizes, ARR, and contribution margins may vary materially from what is set forth in this presentation. (1) Contribution margin assumes a maximum fleet monitoring cost to vehicle ratio of 1:4 and a maximum local operator to vehicle ratio of 1:4. Cost of the automated driving system not reflected in contribution margin since developed in-house by Einride.

2 I Technology licensing: Future revenue is expected to shift over time towards license fees


Einride Saga
1 387 miles
230 tn

Saga AI licensing

$380 - 420k Long-term electric truck FCaaS ARR per vehicle

X

2.5% - 3.5% Annual license fee per platform connected vehicle

=

$10 - 15k Estimated platform license fee per vehicle

- Fixed annual fee per vehicle
- Revenue based usage fee per vehicle

ADS licensing

[**$40 - 50** Estimated driver cost per hour for freight services(1)

X

20% - 30% Estimated cost savings passed to customers

\-

Estimated cost of fleet monitoring(2)]

X

Estimated share of active ADS licenses(3)

=

$70 - 90k Blended average annual license fee for deployed ADS licenses

Note: The target operational information is presented for illustrative purposes only and may not reflect the actual performance or results in a given period or at all. Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or these results or performance will be achieved. Actual ARR may vary materially from what is set forth in this presentation. (1) Assuming 16 operating hours per operating day and 25 operating days per month. (2) An estimated fleet monitor cost to vehicle ratio of 1:10 assumed for illustrative purposes. (3) The expectation is that a certain share of the deployed licenses will be treated as maintenance licenses installed on e.g., dormant vehicles.

What's next for Einride

I. Expanding into high-demand segments:
Einride is unlocking new growth by targeting dual-use applications, with deals signed and capabilities rapidly scaling

II. Accelerating commercial momentum:
Key partnerships, including a major new customer

III. On track to go public in H1 2026: The transaction is expected to deliver $333 million in gross proceeds including the PIPE financing and $220 million in proceeds from Legato's cash-in-trust


CAUTION SUDDEN STOPS
CAUTION SUDDEN STOPS

a e i n r i d e